Exhibit 99.1

Mountain Province and Kennady Shareholders Overwhelmingly Approve Business Combination

TORONTO, April 9, 2018 /CNW/ - Mountain Province Diamonds Inc. (TSX and NASDAQ: MPVD) ("Mountain Province") and Kennady Diamonds Inc. (TSX-V: KDI) ("Kennady") are pleased to announce that all resolutions in connection with their proposed business combination to be completed by way of a plan of arrangement (the "Arrangement") were overwhelmingly approved today at the special meeting of shareholders of Mountain Province (the "Mountain Province Meeting") and at the special meeting of shareholders of Kennady (the "Kennady Meeting").

David Whittle, Interim President and Chief Executive Officer of Mountain Province, noted: "The Kennady acquisition notably strengthens Mountain Province's asset base. The Kelvin and Faraday resources offer a compelling opportunity to not only extend life of mine at Gahcho Kué, but to potentially enhance the cash flow profile of the current mine plan. We are deeply grateful for the level of support we have received from our shareholders on this transaction."

Claudia Tornquist, Chair of the Kennady Special Committee stated "I would like to thank Kennady's shareholders for their support. The completion of this transaction will provide them with exposure to the world-class Gahcho Kué diamond mine, a premium on Kennady's share price and greater liquidity for their shares. Mountain Province's management is very well placed to advance Kennady's assets and crystallize their value for shareholders."

Mountain Province Shareholder Approvals

At the Mountain Province Meeting, the ordinary resolution authorizing the maximum number of common shares of Mountain Province ("Mountain Province Shares") issuable in connection with the Arrangement (the "Share Issuance Resolution") was approved by (i) approximately 93% of the shareholders of Mountain Province present in person or represented by proxy at the Mountain Province Meeting, and (ii) approximately 90% of all minority shareholders of Mountain Province present in person or represented by proxy at the Mountain Province Meeting. The shareholders of Mountain Province who participated in the vote represented approximately 78% and 55%, respectively, of all issued and outstanding Mountain Province Shares entitled to vote on the Share Issuance Resolution.

Kennady Shareholder Approvals

At the Kennady Meeting, the special resolution authorizing the Arrangement (the "Arrangement Resolution") was approved by (i) approximately 99% of the shareholders of Kennady present in person or represented by proxy at the Kennady Meeting, and (ii) approximately 98% of the minority shareholders of Kennady present in person or represented by proxy at the Kennady Meeting. The shareholders of Kennady who participated in the vote represented approximately 66% and 33%, respectively, of all issued and outstanding shares of Kennady entitled to vote on the Arrangement Resolution.

Arrangement Update

Completion of the Arrangement remains subject to, among other things, satisfaction of all conditions precedent to closing the Arrangement, including the final approval of the Ontario Superior Court of Justice (Commercial List). The hearing for the final order of the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement is scheduled to take place on April 11, 2018. Assuming that all approvals are obtained and all conditions precedent are satisfied or waived, Mountain Province and Kennady currently anticipate the closing of the Arrangement to occur on April 13, 2018.

Under the terms of the Arrangement, holders of Kennady Shares (other than Mountain Province) will be entitled to receive 0.975 Mountain Province Shares in exchange for each Kennady Share held. Further details regarding the Arrangement are set out in the joint management information circular of Mountain Province and Kennady dated March 5, 2018, which is available on Mountain Province's website at www.mountainprovince.com and on Kennady's website at www.kennadydiamonds.com/investors/mpvd-transaction, and on SEDAR under the issuer profiles of Mountain Province and Kennady, respectively, at www.sedar.com.

Shareholder Questions

For shareholder inquiries regarding the Arrangement, please contact Laurel Hill Advisory Group:

North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

About Kennady Diamonds Inc.

Kennady Diamonds Inc. owns 100% of the Kennady North diamond project located in Canada's Northwest Territories. Kennady North is adjacent to the Gahcho Kué diamond mine. Kennady is focused on expanding its high-grade diamond resources along the Kelvin-Faraday kimberlite corridor, as well as identifying new kimberlites outside of the corridor. To date an indicated resource of 13.62 million carats of diamonds contained in 8.50 million tonnes of kimberlite, with a grade of 1.60 carats per tonne and an average value of US$63 per carat, has been defined for the Kelvin kimberlite and an inferred resource of 5.02 million carats contained in 3.27 million tonnes of kimberlite, with a grade of 1.54 carats per tonne and an average value of US$98 per carat, has been defined for the Faraday kimberlites using a 1mm bottom cutoff size. The Kelvin–Faraday corridor is also a target for further exploration.

Disclaimers and Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. and Kennady Diamonds Inc. (collectively, the "Corporations"). Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the anticipated benefits of the Arrangement to Mountain Province and Mountain Province Shareholders; the anticipated benefits of the Arrangement to Kennady and Kennady Shareholders; the exchange ratio at which Kennady shares will be exchanged for Mountain Province Shares and value of the Mountain Province Shares being delivered as arrangement consideration; the timing and receipt of the required court, stock exchange and regulatory approvals for the Arrangement; the timing and ability of the Corporations to satisfy the conditions precedent to completing the Arrangement; the closing of the Arrangement; the timing and receipt of the required stock exchange and regulatory approvals for the Arrangement; the length of the current market cycle and requirements for an issuer to survive in the current market cycle; future growth potential of the Corporations and their respective business; future mine development plans; estimated production and mine life of the Corporations' projects; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; strategic plans; future operations; future work programs and objectives; and currency exchange rate fluctuations. Except for statements of historical fact relating to the Corporations, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur, including, without limitation, that all conditions precedent to the Arrangement will be met and the realization of the anticipated benefits derived therefrom for shareholders of the Corporations and the view on (i) the quality and the potential of the Corporations' assets, (ii) the consideration offered to Kennady's shareholders, and (iii) the potential of the combined entity. Forward-looking statements are based on the opinions and estimates of management of each of the Corporations at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of the Corporations, there is no assurance they will prove to be correct and are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.

These forward-looking statements are based on reasonable assumptions and estimates of management of Mountain Province and Kennady, as the case may be, at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Mountain Province or Kennady, as the case may be, to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: satisfaction or waiver of all applicable conditions to closing of the Arrangement (including receipt of all necessary court, stock exchange and regulatory approvals or consents and the absence of material changes with respect to the parties and their respective businesses, all as more particularly set forth in the arrangement agreement between Mountain Province and Kennady dated January 28, 2018, as amended March 5, 2018); the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets and the market price of Mountain Province Shares and Kennady Shares; change in national and local government, legislation, taxation, controls, regulations and political or economic developments; variations in ore grade or recovery rates; changes in market conditions; changes in project parameters; mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; and failure of plant, equipment or processes to operate as anticipated.

Although the Corporations have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporations undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Further, the Corporations may make changes to their respective business plans that could affect results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province and the combined company. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the its debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by its board.

Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Except as required by law, Kennady and Mountain Province assume no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein. This news release is not an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/09/c2775.html

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For further information: on Mountain Province please contact: Mr. David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com. For further information on Kennady please contact: Dr. Rory O. Moore, President and CEO, Phone: (416) 640-1111, Email: investors@kennadydiamonds.com

CO: Mountain Province Diamonds Inc.

CNW 20:39e 09-APR-18